Exhibit 12.02

Oceaneering International, Inc.
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

					Nine-Month
					Period Ended
	Year Ended December 31,				December 31,
	2004	2003	2002	2001	2000
Fixed Charges:
(a) Interest expensed and capitalized	$8,785	$7,811	$8,610	$11,965	$8,597
(b) Amortized premiums, discounts and capital expenses related to indebtedness	447	244	235	235	135
(c) Estimate of interest within rental expense	3,776	2,875	2,227	1,844	1,523
(d) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

	$13,008	$10,930	$11,072	$14,044	$10,255

Earnings:
Added Items:
(a) Pretax income from continuing operations before minority interests and income/loss from equity investees	$54,878	$45,090	$57,474	$46,187	$13,807
(b) Fixed charges	13,008	10,930	11,072	14,044	10,255
(c) Amortization of capitalized interest	582	582	582	405	104
(d) Distributed income of equity investees	—	—	—	—	—
(e) Share of pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Total added items	68,468	56,602	69,128	60,636	24,166

Subtracted Items:
(a) Interest capitalized	397	—	—	2,037	2,968
(b) Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—
(c) Minority interest in pretax income of subsidiaries that have not incurred fixed charges	(273)	(531)	(74)	(337)	(509)

Total subtracted items	124	(531)	(74)	1,700	2,459

Earnings as defined	$68,344	$57,133	$69,202	$58,936	$21,707

Ratio of earnings to fixed charges	5.25	5.23	6.25	4.20	2.12